FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
dated October 27, 2006
Commission File Number 1-15148
PERDIGÃO S.A.
(Exact Name as Specified in its Charter)
N/A
(Translation of Registrant’s Name)
760 Av. Escola Politécnica
Jaguaré 05350-000 São Paulo, Brazil
(Address of principal executive offices)(Zip code)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
     Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1: PRESS RELEASE
EX-99.2: SUMMARY OF THE MINUTES OF THE 29TH MEETING OF THE BOARD OF DIRECTORS
EX-99.3: SUMMARY OF THE MINUTES OF THE 30TH MEETING OF THE BOARD OF DIRECTORS

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 27, 2006

PERDIGÃO S.A.
By:	/s/ Wang Wei Chang
	Name:	Wang Wei Chang
	Title:	Director/Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release, dated October 26, 2006

99.2	Summary of the Minutes of the 29th Extraordinary Meeting of the Board of Directors, dated October 26, 2006

99.3	Summary of the Minutes of the 30th Extraordinary Meeting of the Board of Directors, dated October 27, 2006

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